[Dow, Lohnes & Albertson, PLLC]


                                November 17, 2004



VIA EDGAR, FAX AND HAND DELIVERY

Ms. Pamela W. Carmody
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Washington, D.C.  20549-0303

        Re:      Cox Communications, Inc.
                 Schedule TO-T/13E-3 filed November 3, 2004, as amended
                 Schedule 14D-9
                 File No. 5-46251

Dear Ms. Carmody:

    We have received your letter dated November 16, 2004, containing comments with respect to the above referenced filings. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, page references in our responses correspond to the Offer to Purchase dated November 3, 2004.


Schedule TO-T/13E-3
-------------------

1. What consideration was given to whether COX DNS, Inc., CEI-M Corporation, Barbara Cox Anthony or Anne Cox Chambers are affiliates of Cox within the scope of Rule 13e-3(a)(1) and should be "filing persons" for the purposes of the Schedule 13E-3? In this regard, we note that Holdings formed CEI-M for the purpose of conducting the offer and that Cox DNS, Ms. Anthony and Ms. Chambers will continue to be the beneficial owners of a large number of shares after the transaction. Please advise. Please note that all filing persons must comply with the requirements of Rule 13e-3, including the disclosures required by
    Schedule 13E-3, such as the fairness recommendation and the basis for its belief of fairness. See Question 5 of SEC Release No. 34-17719 (April 13, 1981).

RESPONSE

We agree that CEI-M Corporation, for purposes of Rule 13e-3, is engaged in the transaction, particularly since CEI-M Corporation is a party to the merger agreement and will merge with and into Cox Communications, Inc. ("Cox"). In contrast, Cox DNS, Inc. ("DNS") is not a party to the merger agreement and is not otherwise engaged in the transaction. In this regard, DNS's only action to be performed (to transfer its Cox common stock to CEI-M Corporation) is at the direction of Cox Enterprises, Inc. ("Enterprises") in accordance with the merger agreement. Similarly, Barbara Cox Anthony and Anne Cox Chambers have only acted as members of the eleven member board of directors of Enterprises and are not, and have not been, engaged in the transaction within the meaning of Rule 13e-3. Accordingly, we respectfully submit that none of DNS, Barbara Cox Anthony or Anne Cox Chambers should be added as filing persons.

In light of CEI-M Corporation being a filing person, and as suggested in your comment, we will include the following amendments or add the following disclosure to the Schedule TO/13E-3 amendment being filed in response to your comments:

o The caption to the section currently entitled "Position of Enterprises and Holdings Regarding the Fairness of the Offer and the Merger" on page 38 will be amended by replacing "Enterprises and Holdings" with "Enterprises, Holdings and CEI-M." In addition, the first full paragraph on page 38 will be amended by replacing "Enterprises and Holdings" with "Enterprises, Holdings and CEI-M" in the first and third line thereof, and the first paragraph on page 39 will also be amended by replacing "Enterprises and Holdings" with "Enterprises, Holdings and CEI-M" in the first and second lines thereof.

o The second paragraph on page 57 will be amended by replacing "Cox, Enterprises and Holdings" with "Cox, Enterprises, Holdings and CEI-M" in the first, second and seventh lines thereof.

o The following paragraph will be added after the second paragraph on page 57:

         "To the knowledge of CEI-M, no transactions in the Shares have been effected during the past 60 days by CEI-M, or its executive officers, directors, affiliates and any associates or majority owned subsidiaries and any executive officer or director of any subsidiary. Except as described in the Offer to Purchase, since January 1, 2002, no

Ms. Pamela W. Carmody
November 17, 2004
Page 2


         negotiations, transactions or material contacts concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of Cox, an election of directors of Cox or a sale or other transfer of a material amount of Cox's assets, has been entered into or has occurred between Cox and CEI-M."

o The final paragraph on page 58 will be amended by adding the following sentence at the end of the paragraph:

         "CEI-M currently has three directors, two of whom are also directors of Enterprises, and one of whom is also the corporate secretary of Enterprises, Holdings and Cox."

o The caption to the section currently entitled "Certain Information Concerning Cox, Enterprises and Holdings" on page 73 will be amended by replacing "Cox, Enterprises and Holdings" with "Cox, Enterprises, Holdings and CEI-M."

o The following paragraph will be added after the third paragraph on page 73:

         "CEI-M. CEI-M is a holding company with no business or operations. The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of CEI-M and certain other information is set forth in Schedule A to Amendment No. 4 to the Schedule TO. As of the date hereof, CEI-M owns no shares of Cox's Class A common stock."

o Schedule A to the Offer to Purchase will be amended by adding the disclosure set forth on Exhibit A to this letter.

o Schedule B to the Offer to Purchase will be amended by adding the disclosure set forth on Exhibit B to this letter.


Offer to Purchase
-----------------

2. We note that, while Enterprises and Holdings have waived the CEI Financing Condition, the offer remains subject to a financing condition. In this regard, please note our position that a material change in the offer occurs when the offer becomes fully financed, i.e., the financing condition is satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction or waiver of the financing condition. Please advise of your intent in this regard. We may have further comment.

RESPONSE

Although Enterprises and Holdings have waived the CEI Financing Condition, Cox does not intend to waive the condition to its obligation to purchase tendered shares that Cox shall have obtained funding under its new credit facilities arranged in connection with the tender offer and the follow-on merger. As noted on page 3, Enterprises and Cox believe that if the conditions to their offer are met, other than the condition that Cox receive funds under its new credit facilities, Enterprises and Cox will be able to meet all the conditions imposed by their banks in their commitment letter. However, as also stated on page 3, if Cox does not receive such funding, the tender offer will not be completed and all tendered shares will be returned. Thus, we do not anticipate any waiver of a condition to the offer which might provide a basis for requiring five days to remain in the offer period subsequent to such waiver. We do concede that any such waiver would appropriately require that the offer remain open for five days. However, Cox's condition is a customary closing condition. The mechanics of closing and funding should not automatically require an extension of the tender offer, as such a result would require that Enterprises borrow funds at a time when it does not know how much it needs to borrow. Since most shares are typically tendered in the last day or two of the tender period, Enterprises could not borrow funds five days in advance and have sufficient funds to purchase validly tendered shares that are not withdrawn.


3. We note your characterization of the offer as a combined offer in which neither Holdings nor Cox is required to purchase all of the shares. Please provide the basis for this statement.

Ms. Pamela W. Carmody
November 17, 2004
Page 3


RESPONSE

The use of the terms "combined" and "joint" in connection with the tender offer are merely meant to clarify that the offer is not being made solely by the issuer or by an affiliate of the issuer, but rather the offer is being made by both Cox and by Enterprises through its wholly-owned subsidiary. The disclosure in the paragraph that begins at the bottom of page 9 and continues on to page 10, as well as the description under "The Merger Agreement-The Offer" beginning on page 46, clearly describes the contractual obligations of the parties to purchase shares that are properly tendered and not withdrawn. To clarify that all shares properly tendered and not withdrawn will be purchased in accordance with the terms of the tender offer, we will add the following sentence as the penultimate sentence to the carryover paragraph at the top of page 10:

"In any event, if the conditions to the tender offer are satisfied or waived, Holdings and/or Cox will purchase all shares validly tendered and not withdrawn in accordance with the terms of the Merger Agreement."



Special Factors, page 12
------------------------

--Background of the Offer, page 12
----------------------------------

4. Expand the third paragraph to describe the basis for Enterprises' belief that increasing its stake in Cox may be its most attractive investment opportunity in more detail. For example, did Enterprises or anyone else perform any analyses? Further, expand the discussion of the Cox executives' consideration of a buyback in more detail. For example, who proposed a repurchase and what other investment alternatives were considered? Why was Cox considering investment opportunities?

RESPONSE

Enterprises' executives routinely review investment opportunities for each of Enterprises' businesses. In connection with Enterprises' determination that Cox may be the most attractive opportunity in the Spring of 2004, Enterprises did not perform formal analyses or request such analyses from a third party. Accordingly, in response to your comment, we will add the following after the first sentence of the third paragraph on page 12:

"Enterprises' executives regularly review opportunities in each of Enterprises' businesses, and in early 2004, management reviewed strategic alternatives available in the cable, television, radio, newspaper and auto auction sectors, as well as investments in businesses related to Enterprises' core operations. Opportunities for significant transactions were very limited, and in some sectors, non-existent. By comparison, Cox is a company that Enterprises knows well and did not present the integration risk associated with acquiring less familiar operations. Enterprises also believed that Cox could benefit as a private company by focusing on long-term objectives in an increasingly competitive environment. In addition, as trading prices of cable company stocks declined over the preceding year, Cox stock increasingly looked like an attractive investment. The strong balance sheet and liquidity position of both Enterprises and Cox enhanced the timing and feasibility of a transaction."

In addition, the following will be added to end of the third paragraph in response to the remainder of your comment:

"The other investment opportunities presented by Mr. Redella involved the potential acquisition of cable systems from Adelphia Communications Corp. In April 2004, Adelphia announced that it would pursue a dual-track process for emergence from Chapter 11 of the United States Bankruptcy Code that involved both a potential sale of the company and continued pursuit of a stand-alone reorganization. As no other comparable cable system operations were on the market, Mr. Redella used Cox stock as a comparative benchmark. Mr. Redella's analysis compared a Cox stock buyback of approximately half the Shares not beneficially owned by Enterprises and all of such Shares, with the acquisition of Adelphia cable systems comprised of between 1.1 million and 2.2 million subscribers, respectively, using estimated EBITDA, imputed prices per subscriber and leverage required to complete each potential investment."

Ms. Pamela W. Carmody
November 17, 2004
Page 4


5. We note that Citigroup and Lehman Brothers have previously provided materials analyzing a potential going private transaction with Cox. It is unclear whether this refers to the current proposed transaction. Expand to address the consideration of a previous going private transaction in more detail, including a description of when such transaction was considered and why it was not pursued, if true. Finally, describe all such presentations, quantifying to the extent practicable, provide all other required disclosure and file all material provided to the filing persons in connection with such analysis pursuant to Item 1015 of Regulation M-A.

RESPONSE

The referenced materials were related to the current transaction. Accordingly, the following sentence will be added after the first sentence in the fifth paragraph on page 12:

"The Lehman Brothers material was provided to Enterprises on June 25, 2004, and the Citigroup material was provided to Enterprises on June 29, 2004, prior to their meeting with Enterprises. For a more detailed description of these materials, see "-Other Financial Analyses Performed by Citigroup and Lehman Brothers.""

All material required to be filed pursuant to Item 1015 of Regulation M-A was filed on November 3, 2004, other than one presentation that is being filed with the Schedule TO/13E-3 amendment being filed in response to your comments. As indicated in our response to comment 6 below, appropriate disclosure will be provided.



6. In this regard, we note that the filing persons received numerous presentations and written materials from third parties as noted by the exhibits filed to the Schedule 13e-3. Please expand the discussion to describe the presentations and analyses in more detail and in accordance with Item 1015 of Regulation M-A. It is unclear whether all such analyses or reports included in the presentations are described. As an example only, we refer you to the brief discussion of the presentations made by Goldman Sachs to the special committee on August 25, 2004 and September 28, 2004 and the presentation by Citigroup and Lehman Brothers on October 7, 2004. Please advise.

RESPONSE

Each analysis and report required to be described in accordance with Item 1015(a) of Regulation M-A has been disclosed and, as requested, we will include appropriate additional disclosures regarding the presentations of Citigroup and Lehman Brothers and Goldman Sachs in the Schedule TO/13E-3 amendment being filed in response to your comments.

The disclosure of the presentations by Citigroup and Lehman Brothers on June 25, June 29 and July 22, which are set forth on Exhibit C hereto, will be inserted as the first four paragraphs under the caption "-Other Financial Analyses Performed by Citigroup and Lehman Brothers" on page 42. Please note that a quantified description of the October 7 presentation by Citigroup and Lehman Brothers appears under this caption on page 43. For clarity, we will add the following cross-reference after the second sentence of the paragraph that begins at the bottom of page 18:

"For a more detailed description of the presentation by Citigroup and Lehman Brothers to Goldman Sachs, see "-Other Financial Analyses Performed by Citigroup and Lehman Brothers.""

We will also amend the last sentence of the last paragraph on page 12 that carries over onto page 13 by deleting the last sentence thereof and replacing it with the following sentence:

"For a more detailed description of this presentation, see "-Other Financial Analyses Performed by Citigroup and Lehman Brothers.""

With respect to presentations by Goldman Sachs, the presentations on August 18, August 25, September 15 and September 23 were preliminary drafts of the final presentation delivered by Goldman Sachs on October 18th (described in detail under "Special Factors - Recommendation of the Special Committee; Fairness of the Offer and the Merger - Opinion of Financial Advisor"). The purpose of these

Ms. Pamela W. Carmody
November 17, 2004
Page 5


presentations was to keep the Special Committee apprised of the progress of Goldman Sachs' review and not to provide the basis for the Special Committee's or Goldman Sachs' view with respect to the fairness of Enterprises' proposal from a financial point of view. In addition, we note that the September 28th presentation of Goldman Sachs, discussed on page 17, was prepared solely for purposes of negotiation with representatives of Lehman Brothers and Citigroup, and was not used as a basis for evaluation of Enterprises' proposal by the Special Committee.

Accordingly, in response to your comment, we will include the following amendments to the following paragraphs which discuss the presentations made by Goldman Sachs on August 18, August 25, September 15 and September 23 in the Schedule TO/13E-3 amendment being filed in response to your comments:

o The second full paragraph on page 15 will be amended and restated in its entirety to read as follows:

         "The Special Committee held a meeting with Goldman Sachs and Fried Frank on August 18. Goldman Sachs discussed its proposed due diligence review of Cox and recent trading activity in the Shares, including historical stock trading information regarding the price of Shares and changes in the price of Shares since the announcement of Enterprises' proposal."

o The last paragraph on page 15 continuing on to page 16 will be amended and restated in its entirety as follows:

         "After the meeting with Enterprises, the Special Committee met with its legal and financial advisors. Goldman Sachs reviewed: (a) certain historical stock trading information regarding the price of Shares, trading volume and changes in the price of Shares since the announcement of Enterprises' proposal and the volume of Shares that traded at different prices over various periods and a comparison of the price of Shares to the prices of shares of other cable companies and certain indexes over various periods, (b) "sellside" research valuation reports regarding Cox and the cable industry in general, including historical forward trading EBITDA multiples, various operating ratios, free cash flows and historical trading multiples, (c) a comparison of information regarding Cox's subscribers, subscriber growth and penetration rates, revenues per subscriber and revenue growth rates, and EBITDA and capital expenditure information to information for Comcast, TimeWarner Cable, Cablevision, Adelphia and Charter and (d) summary information about selected minority buyout transactions. The representatives of Goldman Sachs also compared Cox's 2003 long range plan to sellside research estimates, reviewed the composition of Cox's shareholder base and provided a preliminary analysis of Cox's debt capacity. Legal counsel reviewed the draft merger agreement provided by counsel to Enterprises earlier in the week and possible responses to be made at an appropriate time."

o The fourth full paragraph on page 16 will be amended and restated in its entirety as follows:

         "On September 15, the Special Committee met with its financial and legal advisors. Representatives of Goldman Sachs reviewed: (a) certain historical stock trading information regarding the price of Shares, trading volume and changes in the price of Shares since the announcement of Enterprises' proposal and the volume of Shares that traded at different prices over various periods and a comparison of the price of Shares to the prices of shares of other cable companies and certain indexes over various periods, and (b) a comparison of information regarding Cox's subscribers, subscriber growth and penetration rates, revenues per subscriber and revenue growth rates, EBITDA, capital expenditure information and implied 2004 subscriber valuation to information for Comcast, Cablevision, Charter, TimeWarner Cable, Insight and Mediacom. Goldman Sachs also reviewed the composition of Cox's shareholder base and certain preliminary analyses of Cox, including analysis of implied premia, a comparison of the price of common stock and certain multiples of Cox with those of Cablevision, Charter, Comcast, Insight and Mediacom, discounted cash flow analysis, sum of the parts analysis, future stock price analysis, theoretical internal rate of return and leveraged repurchase analyses and precedent minority buyout analysis. Goldman Sachs also reviewed the implications of Share repurchases and increases in the dividends paid by Cox. In

Ms. Pamela W. Carmody
November 17, 2004
Page 6


         addition, the representatives of Goldman Sachs compared Cox's revised long range plan to sellside research estimates. The Special Committee was advised that these analyses were subject to revision because Goldman Sachs had not yet completed its due diligence review of Cox."

o The last paragraph on page 16 continuing on to page 17 will be amended and restated in its entirety as follows:

         "On September 23, the Special Committee met with representatives of Goldman Sachs and Fried Frank in order to formulate an initial response to the Enterprises proposal. At this meeting, Goldman Sachs reviewed:
         (a) certain historical stock trading information regarding the price of Shares, trading volume and changes in the price of Shares since the announcement of Enterprises' proposal and the volume of Shares that traded at different prices over various periods and a comparison of the price of Shares to the prices of shares of other cable companies and certain indexes over various periods, and (b) a comparison of information regarding Cox's subscribers, subscriber growth and penetration rates, revenues per subscriber and revenue growth rates, EBITDA and capital expenditure information to information for Adelphia, Comcast, Cablevision, Charter, TimeWarner Cable, Insight and Mediacom. The representatives of Goldman Sachs reviewed further revised preliminary analyses of Cox, including analysis of implied premia, a comparison of the price of common stock and certain multiples of Cox with those of Adelphia, Cablevision, Charter, Comcast, Insight and Mediacom, discounted cash flow analysis, sum of the parts analysis, future stock price analysis, theoretical internal rate of return and leveraged repurchase analyses and precedent minority buyout analysis. In addition, the representatives of Goldman Sachs compared Cox's revised long range plan to sellside research estimates. Goldman Sachs also reviewed Cox's debt capacity, the preliminary valuation of Discovery and the implications of Share repurchases and increases in the dividends paid by Cox. Goldman Sachs also discussed a draft document to be presented to Citigroup and Lehman Brothers at a meeting to be scheduled for the week of September 27. This draft document was prepared for purposes of initiating negotiations with Enterprises and its advisors. As a negotiating tactic, the Special Committee felt it was important to highlight positive factors influencing the valuation of Cox. As such, this draft document was intended to indicate an aggressive view of value in response to the Enterprises proposal of $32 per Share. After discussion, it was agreed that this draft negotiating presentation would be revised and again reviewed by the Special Committee."



7. Due to the overlap between management and directors of Enterprises and Cox, it is often unclear as to whether individuals or groups and their representatives are meeting in their capacity as management and directors of Enterprises, Cox or both. Please revise to clarify.

RESPONSE

In response to your comment, we will add the following paragraph as a new fourth paragraph on page 12:

         "As noted above, Mr. Kennedy, Mr. O'Leary and Mr. Berry are both Enterprises' executive officers and members of the Cox Board. At each of the meetings described in this section, other than at meetings of the Cox Board, Messrs. Kennedy, O'Leary and Berry acted as representatives of Enterprises."



8. Expand the first full paragraph on page 13 to describe the "findings and certain considerations" discussed at the July 27, 2004 meeting in more detail.

RESPONSE

Mr. O'Leary's presentation was general and did not contain a plan or proposal for the board of directors of Enterprises to consider. In response to your comment, we will add the following sentence to the first full paragraph on page 13:

Ms. Pamela W. Carmody
November 17, 2004
Page 7


         "Mr. O'Leary generally discussed that Cox might be Enterprises' most attractive investment opportunity, that the current environment of the capital markets made such an investment more feasible, and that Cox may operate more efficiently in the future as a private company instead of continuing as a public company."



9. Expand the first full paragraph and final full paragraph on page 14 to discuss the resolutions establishing the special committee in more detail. For example, what authority was granted to the committee in considering the transaction?

RESPONSE

We will expand the first full paragraph on page 14 by inserting after the second sentence in such paragraph the following:

         "On August 2, Enterprises transmitted to the members of the Special Committee a draft of the resolutions to be adopted by the Cox Board to create the Special Committee. The draft resolutions provided for the creation of the Special Committee and extended to the Special Committee similar authority as that provided in the final resolutions described below, including a resolution that the Cox Board would not authorize or recommend any transaction involving Enterprises without the prior favorable recommendation of the Special Committee."

We will expand the last full paragraph on page 14 by substituting the following sentence for the second sentence of such paragraph:

         "The resolutions which were approved by the Special Committee delegated to the Special Committee the exclusive power and authority of the Cox Board with respect to the consideration, negotiation and authorization on behalf of Cox of the terms and conditions of any tender offer or merger involving Cox and Enterprises or any affiliate of Enterprises, including without limitation the exclusive authority: (1) to take any and all actions with respect to the consideration, deliberation, examination, investigation, analysis, assessment, evaluation, negotiation, rejection, endorsement, recommendation, approval and/or authorization of such a transaction; (2) to participate in structuring, negotiation and documentation of any proposed transaction directly with Enterprises and/or Cox's management and counsel or advisors to each of them; (3) to act as "Independent Directors" for purposes of the Business Combination provisions of Cox's certificate of incorporation;
         (4) to approve all documentation relating to such a transaction including a Schedule 14D-9 in the event the Special Committee approved the transaction; (5) to exercise the authority of the Cox Board under
         Section 203 of the DGCL; and (6) to determine whether the transaction is fair to, and in the best interests of, Cox and all its stockholders and to recommend to the full Cox Board what action, if any, should be taken with respect to the transaction. The resolutions also gave the Special Committee the authority to review, analyze, evaluate, monitor and exercise general oversight over all proceedings and activities of Cox related to any proposed transaction with Enterprises, authorized the Special Committee to retain its own independent financial and legal advisors and provided that the Cox Board would not authorize or recommend for approval by Cox's stockholders any proposed transaction with CEI or any of its affiliates without a prior favorable recommendation of such proposed transaction by the Special Committee."

We will expand the last full paragraph on page 14 by adding the following as the last sentence of such paragraph:

         "On August 20, the Cox Board by unanimous written consent approved the resolutions creating and authorizing the Special Committee."



10. We note that the special committee met with representatives of numerous investment banking firms. Please advise as to whether these firms provided any analyses as part of their "initial view[s] of the process of evaluation the Enterprises proposal." Further, we note from disclosure elsewhere that Goldman Sachs had made a presentation to Cox and Enterprises earlier this year. Did the special committee give this any consideration?

Ms. Pamela W. Carmody
November 17, 2004
Page 8


RESPONSE

The presentations provided by investment banking firms in connection with their business solicitation efforts contained only publicly available information. The Special Committee did not consider any of these presentations in the evaluation of the offer, the merger or the merger agreement. We refer you to our response to comment 11 below with respect to your question regarding the May 24 presentation by Goldman Sachs.



11. Supplementally provide us with any written materials presented to Cox and Enterprises by Goldman Sachs as part of its "marketing efforts" in late spring of 2004. Please advise as to what consideration you gave as to whether such presentations should be described in accordance with
    Item 1015 of Regulation M-A.

RESPONSE

As noted in the discussion of the May 24 presentation on page 16, Goldman Sachs had not performed any due diligence with respect to Cox at the time of that presentation and the presentation did not contain any valuation analyses. In addition, the purpose of the presentation was only to preview a series of hypothetical investment alternatives for Cox. For the foregoing reasons, after consultation with Goldman Sachs, the Special Committee determined that the May 24 presentation was not relevant to the current transaction. Item 1015 of Regulation M-A should not apply to this presentation because it neither relates to nor was presented in connection with the proposed transaction. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, a copy of the May 24 presentation will be supplementally furnished to the Commission solely for its review, and we respectfully request that this material be returned upon our request upon completion of your review.



12. Expand this section to describe the discussions with regard to the joint nature of the structure of the offer in more detail to clarify who proposed it and why.

RESPONSE

We will add after the second full paragraph on page 15 the following paragraph:

         "On August 20, Dow Lohnes transmitted to Fried Frank a draft of the Merger Agreement for consideration by the Special Committee and its advisors. The draft Merger Agreement provided for the first step in the transaction to consist of a joint tender offer by Enterprises and Cox for the Cox common stock held by all Cox stockholders other than Enterprises and its subsidiaries, because it was Enterprises' belief that if the terms of a transaction were agreed to, the joint tender would provide an efficient and expeditious way to transfer consideration to all the Cox stockholders who were interested in selling their Cox common stock."



Reasons for the Recommendation of the Special Committee and the Board of Directors, page 22
---------------------------------------------------------------------------

13. The discussion of factors considered in determining the fairness of the proposed transaction should address all the factors set forth in general instruction (2) to Item 1014 of Regulation M-A, including, for example, book value. To the extent that a filing person is relying on the analysis of another to satisfy this requirement, it must adopt the analysis of the other as its own. In this regard, the Cox board appears to be relying on the analysis of the special committee.

RESPONSE

The Special Committee considered all factors noted in general instruction 2 viewed as relevant by the Special Committee (parenthetical references below are to captions under "Reasons for the Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and Merger "):

Ms. Pamela W. Carmody
November 17, 2004
Page 9


o Approval of Securityholders (see "Supportive Factors-Terms of the Merger Agreement);

o Unaffiliated Representatives and Approval of Directors (see "Supportive Factors-Negotiation Process and Procedural Fairness" and "-Independent Financial Advisor"); and

o Current and Historical Market Prices (see "Relation of Offer Price to Historical Market Price and Expected Trading Price of Shares" as well as the "Opinion of Financial Advisors-Historical Stock Trading Analysis").

The Special Committee believed that going concern value was reflected in the trading prices and other analyses that were part of the Special Committee's consideration. The Special Committee is not aware of any purchases responsive to
Item 1002(f) of Regulation M-A or of any firm offers of the type described in clause (vii) of general instruction 2 to Item 1014. The Special Committee did not believe that an analysis of the book value of Cox was material to the consideration of the offer, the merger or the merger agreement, and book value was not among the factors considered. The paragraph on page 27 under the caption "Special Factors-Reasons for the Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and Merger-Matters Not Considered" will be amended by adding the following sentence to the end thereof:

"The Special Committee did not believe an analysis of the book value of Cox was material to the consideration of the Offer, the Merger and the Merger Agreement, and book value was not among the factors considered by the Special Committee."

When the board of directors of Cox established the Special Committee, the board of directors of Cox delegated to the Special Committee the exclusive power and authority of the board of directors of Cox with respect to the consideration, negotiation and authorization on behalf of Cox of the terms and conditions of any tender offer, merger or other business combination involving Cox and Enterprises, including exclusive authority on behalf of Cox to take all actions with respect to consideration, analysis, evaluation and recommendation of the terms and conditions of a business combination transaction between Cox and Enterprises and to determine whether the transaction is fair to Cox and its stockholders. As a result, the board of directors of Cox has adopted the analysis of the Special Committee. Accordingly, the disclosure under "Special Factors-Reasons for the Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and Merger" on page 22 will be amended by adding the following disclosure immediately after the caption to the section entitled "Special Factors-Reasons for the Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and Merger":

"As part of the formation of the Special Committee, the Cox Board delegated to the Special Committee the exclusive power and authority of the Cox Board with respect to the consideration, negotiation, authorization, evaluation and recommendation on behalf of Cox of the terms and conditions of any tender offer, merger or other business combination involving Cox and Enterprises, including exclusive authority on behalf of Cox to determine whether the transaction is fair to Cox and its stockholders. As a result, Cox and the Cox Board have adopted the Special Committee's analysis of the Offer, the Merger and the Merger Agreement."



14. It is unclear how Cox's investment in Discovery is a factor supporting the recommendation. Please clarify.

RESPONSE

The factors discussed in the disclosure and their potential negative impact were taken into account by the Special Committee in considering the value of Cox's Discovery investment. Accordingly, the paragraph in the middle of page 25 captioned "Discovery" will be amended by adding the following sentence to the end thereof:
"The Special Committee took into account these factors and the potential negative impact that they could have on the value of Cox's investment in Discovery."

Ms. Pamela W. Carmody
November 17, 2004
Page 10


Opinion of the Financial Advisor, page 28
-----------------------------------------

15. Describe the forecasts utilized by Goldman Sachs as part of its analyses. In this regard, we note that Goldman Sachs reviewed the forecasts of both Cox and Discovery.

RESPONSE

As discussed on page 29, Goldman Sachs utilized the revised long range plan prepared by Cox management, which is described in detail on page 71. In addition, Goldman Sachs utilized Cox management's estimated 2005 EBITDA for Cox Business Services and Discovery management's estimated 2005 EBITDA for Discovery.


In response to your comment, the last paragraph on page 29 that continues on to page 30 will be amended and restated in its entirety to include specific references of the forecasts for Cox Business Services and Discovery that were utilized by Goldman Sachs:

"Cable Multiples Analysis. Goldman Sachs calculated the enterprise value of Cox as $28.785 billion, based on a $34.75 per Share value and information in SEC filings by Cox, and then adjusted this enterprise value down to $23.984 billion as an assumed enterprise value for Cox's cable business by backing out an assumed value for Discovery and Cox Business Services. For purposes of this adjustment, Goldman Sachs applied 14.0x and 6.0x multiples to Discovery management's and Cox management's estimated 2005 earnings before interest, taxes, depreciation and amortization, or EBITDA, for Discovery of $1.093 billion and Cox Business Services of $0.272 billion, respectively, to arrive at a value of $3.166 billion for Cox's 24.9% equity interest in Discovery and $1.635 billion for Cox Business Services. Goldman Sachs then determined the following multiples, ratios and per cable subscriber values based on this enterprise value for Cox's cable business and on Cox management's estimates of revenues, EBITDA and basic cable subscribers contained in Cox's revised long range plan. The following table presents the results of this analysis:"

Accordingly, in response to your comment, we also will include the following amendments to the following paragraphs in the Schedule TO/13E-3 amendment being filed in response to your comments:

o We will amend the first paragraph on page 32 by adding "Discovery management's and" after "multiples to," and by adding "respectively" after "2005 EBITDA for" in the second sentence thereof.

o We will amend the first full paragraph on page 35 by adding "Discovery management' and" after "multiples applied to" and by adding "respectively" after "2005 EBITDA for" all in the sixth sentence thereof.

o We will amend the paragraph captioned "Future Stock Price Trading Analysis" on page 36 by adding "Discovery management's and" after "multiples applied to" and by adding "respectively" after "2005 EBITDA for" all in the third sentence thereof.



16. We note that some of the presentation materials filed as exhibits to the Schedule TO/13E-3 are difficult to read. Please state whether such materials will be made available upon request. See Item 1015 of Regulation M-A.

RESPONSE

Enterprises will make such material available, and we will include the following disclosure in the Schedule TO/13E-3 amendment being filed in response to your comments:

"A copy of each presentation, report or appraisal that is filed as an exhibit to the Schedule TO is available for inspection and copying by Shareholders or their designated representatives during normal business hours at Enterprises' corporate headquarters located at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328."

Ms. Pamela W. Carmody
November 17, 2004
Page 11


Position of Enterprises and Holdings, page 38
---------------------------------------------

17. Please revise the fairness determination to address the filing persons' positions as to the fairness of the transaction to the unaffiliated shareholders and not just the consideration.

RESPONSE

In order to clarify that the filing persons believe that the transaction and the consideration are both fair, the first sentence of the first full paragraph on page 38 shall be amended by inserting "the transaction and" on the first line of such paragraph after "that" and before "the consideration".



18. Expand the fourth bullet to provide the basis for the statement that the premium is comparable to those offered in comparable transactions.

RESPONSE

In response to your comment the following reference will be added to the fourth bullet on page 38:

         "For a more detailed description of comparable premiums, see "-Other Financial Analyses Performed by Citigroup and Lehman Brothers-Precedent Premium Paid Analysis.""



19. Expand to describe the appraisals in more detail in compliance with
    Item 1015 of Regulation M-A. In this regard, we note that they have been filed as exhibits to the Schedule TO/13E-3.

RESPONSE

We believe that our descriptions of the appraisals substantially comply with
Item 1015 of Regulation M-A. However, in order to provide the reader with greater detail, we will add the following to the end of the fourth paragraph on page 40:

"Bond & Pecaro reviewed Cox's 2003 consolidated results (including total revenue, income before depreciation increases and subscriber growth in Cox's various products) and historical results for the cable systems owned and operated by Cox (including revenue and income before depreciation). Bond & Pecaro then employed a discounted cash flow methodology using the income approach to the results for each cable system and adjusted for the value of other assets, investments, liabilities and debt to arrive at an overall valuation of $29.0 billion for Cox. After reducing this overall value using an average market price to value Shares held by Cox stockholders other than Enterprises and its subsidiaries, Enterprises' investment in Cox was valued at $21.3 billion."

In addition, we will add the following to the end of the fifth paragraph on page 40:

"Sleavin used a combination of methodologies to arrive at a valuation for each cable system and then adjusted for the value of other assets, investments, liabilities and debt to arrive at an overall valuation of $32.8 billion. After reducing this overall value using an average market price to value Shares held by Cox stockholders other than Enterprises and its subsidiaries, Enterprises' investment in Cox was valued at $25.0 billion."



20. It is unclear how Enterprises and Holdings used the Citigroup and Lehman Brothers analyses in their fairness determinations, if at all. Please expand to clarify.

RESPONSE

We will add the following sentence as a new second sentence to the first paragraph on page 40:

Ms. Pamela W. Carmody
November 17, 2004
Page 12


         "Enterprises and Holdings did consider the presentations and analyses by its independent financial advisors, Citigroup and Lehman Brothers, described under "-Summary of Financial Analyses of Citigroup and Lehman Brothers" and "-Other Financial Analyses Performed by Citigroup and Lehman Brothers" in determining that the transaction and consideration offered are fair to Cox's stockholders (other than Enterprises and its affiliates) from a financial point of view."



                                 * * * * * * *

         We hope you will find this letter responsive to your comments. Your prompt review of our responses would be greatly appreciated. In this regard, we have provided the complete text of our revised disclosures in this letter to facilitate your review. We respectfully request that you begin your review as we complete the Schedule TO/13E-3 amendment and Schedule 14D-9 amendment, both of which we intend to file later today.

         If you have any questions regarding these responses, please contact me at 202-776-2941, or Stuart Sheldon at 202-776-2527. Please direct any written correspondence to my attention by fax at 202-776-2222.


                                       Sincerely,




                                       /s/Thomas D. Twedt
                                       ------------------
                                       Thomas D. Twedt


cc:      Robert C. O'Leary
         Jimmy W. Hayes
         Andrew A. Merdek
         Stuart A. Sheldon
         Charles M. Nathan
         Peter S. Golden

                                    Exhibit A

"4. Directors and Executive Officers of CEI-M

Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of CEI-M. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with CEI-M. Each person identified below is a United States citizen. The business address and telephone number of each person identified below as a director or executive officer of CEI-M is 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, telephone, (678) 645-0000.

Name                  Present Principal Occupation or Employment and Material
                      Positions Held During the Last Five Years
---------------       --------------------------------------------------------
G. Dennis Berry*       Mr. Berry is the President of CEI-M and the President
                       and Chief Operating Officer of Eterprises. Refer to
                       Section 1 of this Schedule A for more information regarding Mr. Berry's employment history.

Richard J. Jacobson    Mr. Jacobson is the Treasurer of CEI-M and the Vice
                       President/Treasurer of Enterprises. Refer to Section 1 of this Schedule A for more information regarding Mr.
                       Jacobson's employment history.

Andrew A. Merdek*      Mr. Merdek is the Secretary of CEI-M and the Vice
                       President, Legal Affairs, General Counsel and Corporate
                       Secretary of Enterprises.  Refer to Section 1 of this
                       Schedule A for more information regarding Mr. Merdek's employment history.

Robert C. O'Leary*     Mr. O'Leary is a Vice President of CEI-M and the
                       Executive Vice President and Chief Financial Officer of
                       Enterprises. Refer to Section 1 of this Schedule A for more information regarding Mr. O'Leary's employment history.

--------------
* Director of CEI-M."

                                    Exhibit B

"The following table sets forth information concerning transactions in Cox's Class A common stock during the past 60 days by (i) Enterprises, its subsidiaries, and their respective directors and executive officers, (ii) Holdings, its subsidiaries, and their respective directors and executive officers, (iii) CEI-M, its subsidiaries, and their respective directors and executive officers, and (iv) Cox, its subsidiaries, their respective directors and executive officers and any Cox pension, profit-sharing or similar plan. Unless otherwise noted, all transactions listed below involved open-market purchases or sales of Cox's Class A common stock.

-------------------- ---------------------------- ----------------------------
Name of Party       Transaction Date     Number of Class A     Price Per Share
                                              Shares
------------------------------------------------------------------------------

James C. Kennedy     October 25, 2004         2,000                 0.00*
------------------------------------------------------------------------------
Dallas S. Clement    October 29, 2004         1,400                 0.00*
----------------------------- ------------------------------------------------
James O. Robbins     November 8, 2004       169,609                 0.00*
------------------------------------------------------------------------------
James A. Hatcher     November 8, 2004         5,200                 0.00*
------------------------------------------------------------------------------
Patrick J. Esser     November 10, 2004          289                 0.00*
------------------------------------------------------------------------------
                     November 12, 2004          694                 0.00*
------------------------------------------------------------------------------
Total:                                      179,192
------------------------------------------------------------------------------

* Represents a gift by each of the individuals identified.



None of Enterprises, Holdings or CEI-M have purchased any Cox Class A common stock in the past two years. The following table sets forth information with respect to purchases of Cox's Class A common stock by Cox during the past two years, all of which were sales exempt from Exchange Act Section 16(b) resulting from the surrender of Class A common stock by Cox officers to satisfy withholding tax liability incident to the vesting of awards originally issued under Cox's Long-Term Incentive Plan.

------------------------------------ ------------------- ---------------------
                              Number of Shares         Price Paid Per
                              Purchased During          Share During
Quarter/Year                     the Quarter             the Quarter
------------------------------------------------------------------------------
First Quarter 2002                  10,737                $  41.68
------------------------------------------------------------------------------
First Quarter 2003                  11,506                $  28.61
------------------------------------------------------------------------------
Third Quarter 2003                   2,377                $  32.94
------------------------------------------------------------------------------
First Quarter 2004                   9,485                $  34.75
------------------------------------------------------------------------------

                                    Exhibit C

    "On June 25, 2004, Lehman Brothers sent preliminary discussion materials to certain members of management of Enterprises. The discussion materials included, among other information, a preliminary analysis of summary valuation ranges based on historical stock prices, a comparison of selected operating data and valuation multiples of Cox to those of the Comparative Peer Companies, a comparison of premia paid in precedent minority buy-in transactions and estimates of future discounted cash flows based on Cox's Fall 2003 long range plan. The preliminary valuation range presented for the historical stock prices analysis was $28.53-$36.95. The preliminary valuation range presented for the Comparative Peer Companies analysis was $28.59-$33.04. The preliminary valuation range presented for the precedent buy-in transactions with total consideration in excess of $1.0 billion was $33.43-$42.03. The preliminary valuation range presented for the discounted cash flow analysis was $33.66-$45.28. Citigroup and Lehman Brothers stated in their October 7 presentation that other financial analyses such as comparisons to Comparative Peer Companies and comparisons to historical stock prices are more meaningful measures to value Cox due to the significant uncertainty of Cox's performance after 2006, as acknowledged by Cox's management when they presented the revised long range plan, due in part to increasing competition.

    On June 29, 2004, Citigroup sent preliminary discussion materials to certain members of management of Enterprises. The discussion materials included, among other information, an analysis of certain information relating to selected minority buy-in transactions. For each of the precedent transactions, Citigroup calculated and compared the initial and final purchase price per share to historical stock prices; however, no related analysis of summary valuation ranges was performed.

    On July 22, 2004, Citigroup and Lehman Brothers provided preliminary discussion materials to certain members of management of Enterprises. The discussion material included, among other information, a preliminary analysis of summary valuation ranges based on historical stock prices, a comparison of selected operating data and valuation multiples of Cox to those of the Comparative Peer Companies, a comparison of premia paid in precedent minority buy-in transactions and estimates of future discounted cash flows based on Cox's Fall 2003 long range plan. The preliminary valuation range presented for the historical stock prices analysis was $27.17-$36.95. The preliminary valuation range presented for the Comparative Peer Companies analysis was $28.95-$32.80. The preliminary valuation range presented for the precedent buy-in transactions with total consideration in excess of $1.0 billion was $29.63-$37.25. The preliminary valuation range presented for the discounted cash flow analysis was $33.34-$45.36. Citigroup and Lehman Brothers stated in their October 7 presentation that other financial analyses such as comparisons to Comparative Peer Companies and comparisons to historical stock prices are more meaningful measures to value Cox due to the significant uncertainty of Cox's performance after 2006, as acknowledged by Cox's management when they presented the revised long range plan, due in part to increasing competition.

    The analyses referenced above were refined in subsequent presentations on July 30, August 25 and October 7, 2004."